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                          April 4, 2024

       F. Brad Denardo
       President & CEO
       National Bankshares, Inc.
       101 Hubbard Street
       Blacksburg, Virginia 24060

                                                        Re: National
Bankshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 28,
2024
                                                            File No. 333-278309

       Dear F. Brad Denardo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Scott Richter, Esq.